August 6, 2025

Pei Yuen Rena Ho
Chief Executive Officer and Executive Director
SMJ International Holdings Inc.
1 Jurong Port Road
#02-20 Jurong Logistics Hub
Singapore 619115

       Re: SMJ International Holdings Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 24, 2025
           CIK No. 0002070954
Dear Pei Yuen Rena Ho:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 7, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 24, 2025
Cover Page

1. We note your response to prior comment 16. Please also acknowledge your controlled company status on the prospectus cover page, identifying the group of controlling shareholders and their management roles and family relationships. Explain that they are controlling shareholders due to their ownership of high-vote stock. Disclose here and in the prospectus summary the percentage of voting power that this group will hold following the offering. We also reissue the request that you state that this group will control the outcome of matters requiring shareholder approval, including the
 August 6, 2025
Page 2

       election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.
Prospectus Summary
Foreign Private Issuer, page 8

2. In response to prior comment 3 you have revised to state here and at page 25 that you
       "will not have a compensation committee or nominating and corporate governance committee," which appears inconsistent with the description of these committees at page 79. Please revise for consistency or advise.
Business
Business Overview, page 55

3. We note your response to prior comment 8 and revisions indicating that you have more than 260 dealers, importers and installation companies "[a]s at the date of this
       Prospectus." Further elaborate on how you have measured this customer population;
       for example, explain whether this represents the number of customers that currently have orders placed with you, customers that have made purchases over a specific period of time, etc. Consider providing a period-over-period presentation to demonstrate how your customer base has developed over time.
       Please contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Mark Y. Liu